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August 29, 2000

VIA EDGAR


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         Re:  AsiaInfo Holdings, Inc.
         Withdrawal of Post-Effective Amendment on Form S-8


Dear Commissioners

Pursuant to Rule 477 (a), the Registrant respectfully requests that the Post-Effective Amendment on Form S-8 filed on August 28, 2000, be withdrawn.

This filing was inadvertently filed by our filing agent RR Donnelley Financial without II pages 2-6. The Registrant desires to withdraw Post-Effective Amendment on Form S-8 and intends to immediately file the Post-Effective Amendment with the complete II section pages 1-6.

If you have any questions or comments regarding this filing, please call me Zhuang ZhenKuo at Clifford Chance (Hong Kong) on (852) 2825 8841 or Mary Vander Mast at RR Donnelley Financial Hong Kong on (852) 2522 3803.

Very truly yours

/s/ Zhuang ZhenKuo
    Zhuang ZhenKuo
    Registered Foreign Lawyer (New York)
    Clifford Chance (Hong Kong)